LEINER HEALTH PRODUCTS INC.

901 East 233rd Street

Carson, California 90745

September 23, 2004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attn:	Messrs. Daniel Greenspan and Jeffrey Riedler

Re:	Leiner Health Products Inc. and guarantor subsidiaries
Registration Statement on Form S-4 (SEC File No. 333-118532)

Ladies and Gentlemen:

With respect to the above-referenced registration statement (the “Registration Statement”), Leiner Health Products Inc. and each of the guarantor registrants named in the Registration Statement (the “Registrants”) acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Registrants further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing, and the Registrants also acknowledge that they will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Leiner Health Products Inc. and the guarantor registrants named in the Registration Statement

/s/ Robert K. Reynolds
Robert K. Reynolds Chief Financial Officer